UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2024

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Reconquista 330

C1003ABF Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. – Fact. Stock Option Plan of IOL Holding S.A. for employees of InvertirOnline S.A.U..

Autonomous City of Buenos Aires, May 30, 2024

Messers.

National Securities Commission

Argentinian Stock Exchanges and Markets S.A.

Electronic Open Market S.A.

Present

Ref.: Relevant Fact. Stock Option Plan of IOL Holding S.A. for employees of InvertirOnline S.A.U.

Dear Sirs.:

Grupo Supervielle S.A. (NYSE: SUPV; BYMA: SUPV) ("Supervielle" or the "Company"), a financial services company in Argentina with national presence, announces that in the context of the Extraordinary Shareholders' Meeting of InvertirOnline S.A.U. held on May 29, 2024, the adherence to a Stock Option Plan of IOL Holding S.A. (the "Plan") was approved. This plan aims to motivate and retain those employees of InvertirOnline S.A.U. who demonstrate significant and outstanding contributions, aligning their interests with the long-term success and growth of the company.

InvertirOnline S.A.U. is a subsidiary of IOL Holding S.A., a Uruguayan company controlled by Grupo Supervielle S.A.

Finally, it is informed that the Plan, along with its terms and conditions, was approved by the Extraordinary Shareholders' Meeting of IOL Holding S.A. on May 28, 2024.

Without further ado, we sincerely greet you.

_______________________

Ana Bartesaghi

Deputy Head of Market Relations

Grupo Supervielle S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: May , 2024	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer